UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hawaiian Telcom Holdco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

420031106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106
1.	Names of Reporting Persons McDonnell Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 960,714 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 973,941
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 973,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.6% (2)
12.	Type of Reporting Person (See Instructions) IA

(1)	Excludes shares beneficially owned by the Illinois State Board of Investment. McDonnell Investment Management, LLC does not have the power to vote or direct the vote of such shares.
(2)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons McDonnell Loan Opportunity, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 252,522
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 252,522
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,522
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons McDonnell Bank Loan Select Series Trust I
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,750
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,750
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons Wind River CLO I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 199,431
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 199,431
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,431
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons Wind River CLO II – Tate Investors, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 199,431
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 199,431
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,431
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons Gannett Peak CLO I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 292,580
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 292,580
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,580
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

CUSIP No. 420031106
1.	Names of Reporting Persons Illinois State Board of Investment
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,227
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	The percentage ownership is based upon an aggregate 10,135,063 shares outstanding.

The Reporting Persons named in Item 2 below are herby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the Reporting Persons.

Item 1.	(a)	Name of Issuer

Hawaiian Telcom Holdco, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1177 Bishop Street Honolulu, Hawaii 96813

Item 2.	(a)	Name of Person Filing (collectively, the “Reporting Persons”)

		(i)	McDonnell Investment Management, LLC

		(ii)	McDonnell Loan Opportunity, Ltd.

		(iii)	McDonnell Bank Loan Select Series Trust I

		(iv)	Wind River CLO I, Ltd.

		(v)	Wind River CLO II – Tate Investors, Ltd.

		(vi)	Gannett Peak CLO I, Ltd.

		(vii)	Illinois State Board of Investment

	(b)	Address of Principal Business Office or, if none, Residence

c/o McDonnell Investment Management, LLC 1515 West 22nd St., Oak Brook, Illinois 60523

	(c)	Citizenship

		(i)	McDonnell Investment Management, LLC - Delaware

		(ii)	McDonnell Loan Opportunity, Ltd. – Cayman Islands

		(iii)	McDonnell Bank Loan Select Series Trust I – Cayman Islands

		(iv)	Wind River CLO I, Ltd. – Cayman Islands

		(v)	Wind River CLO II – Tate Investors, Ltd. – Cayman Islands

		(vi)	Gannett Peak CLO I, Ltd. – Cayman Islands

		(vii)	Illinois State Board of Investment – Illinois

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

420031106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to that certain Plan of Reorganization (the “Plan”) of Hawaiian Telcom Holdco, Inc., and its affiliates (collectively, the “Company”) all of the outstanding shares of common stock of the Company were cancelled on October 28, 2010 and 10 million shares of new common stock (the “Common Stock”) were issued to the holders of senior secured claims with additional shares being issued to certain holders of unsecured claims.

In accordance with the Plan, the Reporting Persons received an aggregate amount of 973,941 shares of Common Stock in exchange for $59,775,340 of senior debt claims held by the Reporting Persons.

Set forth below is the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Persons. Information set forth below is on the basis of 10,135,063 shares of Common Stock issued and outstanding as reported in the Issuer Form 10 filed on November 16, 2010 with the Securities and Exchange Commission.

McDonnell Investment Management, LLC

	(a)	Amount Beneficially Owned:

973,941

	(b)	Percent of Class:

9.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

960,714

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

973,941

McDonnell Loan Opportunity, Ltd.

	(a)	Amount Beneficially Owned:

252,522

	(b)	Percent of Class:

2.5%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

252,522

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

252,522

McDonnell Bank Loan Select Series Trust I

	(a)	Amount Beneficially Owned:

16,750

	(b)	Percent of Class:

0.2%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

16,750

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

16,750

Wind River CLO I, Ltd.

(a)		Amount Beneficially Owned:

199,431

(b)		Percent of Class:

2.0%

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

199,431

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

199,431

Wind River CLO II – Tate Investors, Ltd.

(a)		Amount Beneficially Owned:

199,431

(b)		Percent of Class:

2.0%

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

199,431

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

199,431

Gannett Peak CLO I, Ltd.

(a)		Amount Beneficially Owned:

292,580

(b)		Percent of Class:

2.9%

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

292,580

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

292,580

Illinois State Board of Investment

(d)		Amount Beneficially Owned:

13,227

(e)		Percent of Class:

0.1%

(f)		Number of shares as to which such person has:

	(v)	Sole power to vote or to direct the vote:

0

	(vi)	Shared power to vote or to direct the vote:

13,227

	(vii)	Sole power to dispose or to direct the disposition of:

0

	(viii)	Shared power to dispose or to direct the disposition of:

13,227

McDonnell Investment Management, LLC serves as investment manager for the other Reporting Persons, and by reason of its status as investment manager, may be deemed to own beneficially the securities which the other Reporting Persons have beneficial ownership. McDonnell Investment Management, LLC has the power to vote (other than with respect to the Illinois State Board of Investment) and to dispose of the securities beneficially owned by the other Reporting Persons. McDonnell Investment Management, LLC disclaims beneficial ownership of the securities owned by the other Reporting Persons and this report shall not be deemed as an admission that it is the beneficial owner of such securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011	McDonnell Investment Management, LLC

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

McDonnell Loan Opportunity Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

McDonnell Bank Loan Select Series Trust I

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Wind River CLO I, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Wind River CLO II – Tate Investors, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Gannett Peak CLO I, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Illinois State Board of Investment

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: February 16, 2011	McDonnell Investment Management, LLC

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	McDonnell Loan Opportunity Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	McDonnell Bank Loan Select Series Trust I

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	Wind River CLO I, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	Wind River CLO II – Tate Investors, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	Gannett Peak CLO I, Ltd.

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director

Dated: February 16, 2011	Illinois State Board of Investment

By: McDonnell Investment Management, LLC, as Investment Manager

By: /s/ ROBERT J. HICKEY
Name: Robert J. Hickey
Title: Managing Director